Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 11, 2011

Contact: Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays launches additional series of Leveraged iPath Exchange

Traded Notes

New ETNs provide investors with leveraged returns on medium-term volatility index

New York, NY (July 11, 2011) – Barclays Bank PLC announced today the launch of a new series of leveraged iPath® Exchange Traded Notes (ETNs) on the NYSE Arca stock exchange. The iPath® Long Enhanced S&P 500 VIX Mid-Term Futures™ ETNs (II) provide a way to access leveraged returns based on the performance of the S&P 500® VIX Mid-Term Futures™ Index (the “Index”). The ETNs will be listed under the ticker symbol VZZB.

“Our leveraged and inverse ETNs are designed with a leverage factor that is locked in at the point of purchase, reflecting returns that more closely track the index without path dependency over periods longer than a single trading day,” said Johnny Wu, head of Investor Solutions, Americas at Barclays Capital. “The launch today demonstrates our ongoing commitment to providing investors with efficient access to the US volatility markets, without tracking error or resets.”

The returns on the new ETNs are calculated in a similar manner to those of existing iPath leveraged and inverse ETNs. The new ETNs (ticker VZZB) are linked to a leveraged participation in the same Index as the iPath® Long Enhanced S&P 500 VIX Mid-Term Futures™ ETNs (ticker VZZ), which were automatically redeemed today. The new ETNs and the ETNs that were redeemed are both linked to a leveraged performance of the Index—in particular, each was designed to track a multiple of two times the performance of the Index over their respective terms before deduction of certain costs and fees as described in the applicable prospectus. However, the two series of ETNs have, among other features, different inception dates and are not fungible with one another.

The Index is designed to reflect the returns that are potentially available through an unleveraged investment in four-, five-, six- and seven-month futures contracts on the CBOE Volatility Index® that targets a constant weighted average futures maturity of five months.

The new series of ETNs consists of senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. The primary features of the ETNs are a return based on a leveraged participation in the performance of the Index, a fixed maturity date, an automatic redemption mechanic and an optional redemption feature for both the issuer and holders.

The prospectus can be found on EDGAR, the SEC website at www.sec.gov, as well as on the product website at www.iPathETN.com.

Barclays Bank PLC is the issuer of iPath ETNs and Barclays Capital Inc. is the issuer’s agent. BlackRock’s broker dealer affiliate, BlackRock Fund Distribution Company, engages in the promotion of iPath ETNs to intermediaries.

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 147,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Tracking error refers to the under/over performance differential of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees. One cannot invest directly in an index. An index-linked security shows “path dependency” if its value on any given day cannot be derived from the current and initial values of the underlying index, but instead is dependent on the historical “path” that the index has taken over the calculation period.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

For an investment in iPath ETNs linked to a leveraged participation in the performance of the S&P 500 VIX Mid-Term Futures™ Index TR, any decrease in the level of the index will result in a significantly greater decrease in the repayment amount, and you may receive less than your original investment in the ETNs at maturity or upon redemption. If the level of the index decreases sufficiently to trigger an automatic termination event, the Securities will be automatically deemed at the automatic redemption value, which is calculated after the close of business on the automatic termination date; therefore, the payment you receive on the automatic redemption date may be less than the intraday indicative note value at the time of the automatic termination event. Following the calculation of the automatic redemption value, you will not benefit from any subsequent increase in the index. The payment you receive following an automatic termination event will most likely be significantly less than the principal amount of the Securities and may equal $0. If current levels of market volatility persist, it is highly likely that an automatic termination event will occur. The “participation” value for the Securities, as described in the applicable pricing supplement, is published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for the Securities, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of the Securities.

An investment in iPath ETNs linked to a leveraged participation in the performance of the S&P 500 VIX Mid-Term Futures™ Index TR is subject to risks associated with fluctuations, particularly a decline, in the performance of the index. Because the performance of the index is linked to the CBOE Volatility Index (the “VIX Index”), the performance of the index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the index. Additional factors that may contribute to fluctuations in the level of the index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets. Leverage increases the sensitivity of the Securities to changes in the value of the underlying index. The ratio between the value of the Securities and the notional exposure of each Security to the underlying index will fluctuate during the term of the Securities.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

© 2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE